UR-ENERGY INC.
1128 Clapp Lane, P.O. Box 279
Manotick, Ontario
K4M 1A3

PROXY, SOLICITED BY THE MANAGEMENT OF THE CORPORATION, for the Annual and Special Meeting of Shareholders to be held Friday, May 18, 2007.

The undersigned hereby appoints Jeffrey Klenda, or failing him, Robert Boaz or instead of either of them __________________________, as proxy, with power of substitution, to attend and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held at The Melinda Gallery, The Suites at 1 King West, 1 King Street West, Toronto, Ontario at 10:00 o'clock in the morning (Toronto time), Friday, May. 2007 18, and at any adjournments thereof, and without limiting the general authority and power hereby given, the persons named above are specifically directed to vote as instructed.

This proxy revokes and supersedes all proxies of earlier date

THIS PROXY MUST BE SIGNED & DATED.

DATED this                    day of                                                     , 2007.

_____________________________________________________
Signature of Shareholder

TO BE VALID, THIS PROXY MUST BE SIGNED AND RECEIVED BY THE CORPORATION, OR ITS AGENT, EQUITY TRANSFER & TRUST COMPANY. , 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1 BY MAIL OR BY FAX AT 416-361-0470, NOT LATER THAN 5:00 p.m. TORONTO TIME, ON THE 17th DAY OF MAY, 2007

CHECK BOX

RESOLUTIONS	VOTE FOR	VOTE AGAINST OR WITHHOLD
1. Election of the directors as nominated by Management
2. Re-Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration
3. By-Law Amendment – a resolution confirming the Corporation’s new By-Law No. 1
4. Article Amendment Resolution – a special resolution amending the articles of the Corporation to permit the Corporation to hold shareholder meetings at any place in Canada and the United States, as the directors in their discretion decide from time to time